Dated:  July 1, 2009
Schedule D

PERFORMANCE STANDARDS

1.           Transaction Processing

Transaction Type Performance Standards

Transaction Type	Unacceptable – Penalty	Standard Performance	Exceptional – Award
1. New Accounts	<87.9%	87.9% - 93.9%	>94.0%
2. Financial	<98.1%	98.1% - 99.7%	>99.8%
3. Non-Financial	<92.2%	92.2% - 96.8%	>96.9%
4. Overall	<96.1%	96.1% - 98.3%	>98.4%

•
Performance will be measured by NQR based on a sample of approximately 266 account transactions each month and reported monthly.  Transactions will be reviewed for accuracy and timeliness.  All “exceptions” will be noted.  A transaction with no “exceptions” will result in such transaction being deemed “acceptable.”  The above table identifies the percentage of acceptable transactions from the sample pool during the applicable time period.  Penalties or awards will be paid quarterly based on quarterly averages.

•	Penalties or Awards will be applied quarterly to the next transfer agent fee bill following receipt of the data from NQR.

•	Penalties will be waived for any quarter during which the overall transaction volume is increased by 30 percent or more versus the prior four-quarter average volume.

•	Awards will be waived for any quarter during which the overall transaction volume is decreased by 30 percent or more versus the prior four-quarter average volume.

•	Standards are subject to revision annually each June based on the previous four quarters of performance data from NQR.

•	Measurement under the standards above will begin 7/1/09 and penalties and awards under this Schedule will begin in third quarter 2009.

•
Each of the four transaction processing categories will be measured separately.  Transaction processing penalties or awards will be assessed for each category separately where the performance of an individual category falls in a penalty or award range.

2.           Telephone Service Quality

Performance Standard
PFPC telephone quality must be rated by NQR to fall within 2.48 to 2.80 for each quarter.

Measurement	Unacceptable – Penalty	Standard Performance	Exceptional – Award
1. Call Quality as Rated by NQR	Rating by NQR below 2.67	Rating by NQR of 2.67 to 2.87	Rating by NQR above 2.87
2. Call Answer Rate as Measured by PFPC Call Monitoring System	< 97%	97% - 98%	> 98%
3. Average Speed of Answer as Measured by PFPC Call Monitoring System	> 30 seconds	30 – 20 seconds	< 20 seconds

•
Performance will be measured by NQR each month and reported monthly.  Call Quality will be evaluated by NQR based on its 27-point evaluation process, and shall include a review of approximately 40 calls per month.  Call Answer Rates are based on the percentage of all calls during the period that are answered by the Transfer Agent and not abandoned.  The Average Speed of Answer will be for all calls answered during the measurement period.  Penalties or awards will be paid quarterly based on quarterly averages.

•	Penalties or Awards will be applied quarterly to the next transfer agent fee bill following receipt of the data from NQR.

•	Penalties will be waived for any quarter during which the overall call volume is increased by 30 percent or more versus the prior four-quarter average volume.

•	Awards will be waived for any quarter during which the overall call volume is decreased by 30 percent or more versus the prior four-quarter average volume.

•	Standards are subject to revision annually each June based on the previous four quarters of performance data from NQR.

•	Measurement under the standards above will begin 7/1/09 and penalties and awards under this Schedule will begin in third quarter 2009.

•
Each of the three telephone service quality categories will be measured separately.   Telephone service quality penalties or awards will be assessed for each category separately where the performance of an individual category falls in a penalty or award range.

3.           Maximum Penalties and Awards

Transaction Processing	Quarterly Per Category	Quarterly Total	Annual Per Category	Annual Total
Unacceptable – Penalty	$31,250	$125k	$125k	$500k
Standard	$0	$0	$0	$0
Exceptional – Award	$12,500	$50k	$50k	$200k

Telephone Service Quality
Unacceptable – Penalty	$41,666.67	$125k	$166,666.67	$500k
Standard	$0	$0	$0	$0
Exceptional – Award	$16,666.67	$50k	$66,666.67	$200k

Additional penalties or awards will be assessed as follows where the performance of all seven measured transaction processing and telephone service categories falls in a penalty or award range.

	Quarterly	Annual
Additional Penalty/Award
All Categories Unacceptable – Penalty	$125k	$500k
Standard	$0	$0
All Categories Exceptional – Award	$50k	$200k

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In the event that the Transfer Agent fails to meet the Standard Performance level in the “overall” transaction processing category in every quarter during any one-year period, the Transfer Agent shall pay 50% of the NQR-related fees for that year.  In the event that the Transfer Agent fails to meet the Standard Performance level in at least two of the three telephone service quality categories in every quarter during any one-year period, the Transfer Agent shall pay 50% (an additional 50% if the Transfer Agent is already required to pay 50% under this paragraph) of the NQR-related fees for that year.  Total annual NQR-related fees are estimated to be approximately $130,000.

•
In the event that the Transfer Agent meets or exceeds the Standard Performance level in the “overall” transaction processing category and in at least two of the three telephone service categories in every quarter during any one-year period, the Funds will reimburse the Transfer Agent for the NQR-related fees for that year.

Total potential Annual Penalties - $1.5 million + NQR fees
Total potential Annual Awards - $600k + NQR fees

4.           Service-Related Termination Guidelines

Subject to the opportunity to cure described below, the Funds may terminate this Agreement in the event that a “Performance Failure”:

•	Occurs in both transaction processing and telephone service quality in two consecutive quarters during any rolling four-quarter period.

-or-

•	Occurs in any single functional area in three consecutive quarters during any rolling four-quarter period.

In the event of a Performance Failure, the Transfer Agent will be given 60 days in which to bring the performance in any category causing a Performance Failure back up to the Standard Performance level.  At the end of the 60-day period if such performance is still below the Standard Performance levels, the Funds may at their discretion, notify the Transfer Agent of their intent to terminate the Agreement.

Any quarter during which transaction or call volumes exceed the prior four-quarter average volumes by 30% or more will not be counted under these termination guidelines.

Definition of Performance Failure
•
“Performance Failure” in transaction processing means performance in the “overall” category that is below the Standard Performance level.  “Performance Failure” in telephone service quality means performance in any two of the three measured categories that is below the Standard Performance level.

MUNDER SERIES TRUST	PNC Global Investment Servicing
MUNDER SERIES TRUST II

By:	By:

Name:	Name:

Title:	Title: